

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2023

Nga Fan Wong
Chief Executive Officer and Chairman
VS MEDIA Holdings Ltd
6/F, KOHO
75 Hung To Road
Kwun Tong
Hong Kong

> **Re: VS MEDIA Holdings Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted February 7, 2023**
> **CIK No. 0001951294**

Dear Nga Fan Wong:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 7, 2023

Cover Page

1. We note your response to comment 2 and reissue in part. We note your additional cover page disclosure adding a cross-reference to your disclosure on pages 130 and 193. In addition to the added cross-references, please include disclosure highlighting the risks and consequences of complying with Hong Kong laws and regulations, including the enforcement of civil liabilities.

Nga Fan Wong
VS MEDIA Holdings Ltd
March 1, 2023
Page 2

Significant Risks, page 16

2. We note your response to comment 8 and reissue. In your response letter you state that the summary risk factor section has been amended to fit on two pages. However, in the amended registration statement we note that the summary risk factor section starts on page 16 and ends on page 21. Please clarify the discrepancy between your response letter and the registration statement.

Our Clients, page 124

3. We note your response to comment 18 and reissue in part. For the 6 long-term contracts with services committed for more than one year, please provide a range for the length of these contracts, or confirm that all your long-term contracts are one year with a yearly renewal clause.

Notes to the Unaudited Condensed Consolidated Financial Statements
Note 17 - Related Party Transactions, page F-50

4. We note that you signed an agreement to sell Shuobing (Shanghai) Culture Communication Co., Ltd., a related party, in 2022. Please tell us why the sales price of $5,349,399 was receivable at December 31, 2021 (page F-25) if the agreement to sell Shuobing was signed on July 31, 2022, a subsequent date. In addition, please explain why the total due before any allowance was $5,453,399, and the relation, if any, to the December 31, 2020 related party balance of $5,522,928.

You may contact Blaise Rhodes at 202-551-3774 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Benjamin A. Tan